Mail Stop 4720

January 22, 2010

Philip Forte
Controller
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey 08310

> **Re:** **IGI Laboratories, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 7, 2009**
> **File No. 333-163524**

Dear Mr. Forte:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that in response to our prior Comment 1 you indicated that Rockport is registered as a broker dealer. Please revise to clarify that the warrants were issued as underwriting compensation, if accurate. Otherwise, revise to state that Rockport is an underwriter.

2. Please provide the disclosure requested in comments 2 – 11 from our letter dated December 22, 2009.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brian Katz, Esq.
        Pepper Hamilton LLP
        3000 Two Logan Square
        Eighteenth and Arch Streets
        Philadelphia, PA 19103-2779